Exhibit 99.1

October 15, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Listing of the Company’s Ordinary Shares on the Toronto Stock Exchange

Further to the Company’s immediate report furnished to the U.S. Securities and Exchange Commission (“SEC”) on October 9, 2013, the Company is pleased to report that it has completed the listing of its ordinary shares on the Toronto Stock Exchange (the “TSX”), and that the TSX announced on October 11, 2013 that the Company’s ordinary shares will be listed for trading as of October 16, 2013 under the symbol GZT.

This report shall not constitute an offer to sell securities or a solicitation to purchase securities in Canada or in any other jurisdiction.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe Ltd.